SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                          SCHEDULE 13E-4
                  Issuer Tender Offer Statement
 (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                   RICHARDSON ELECTRONICS, LTD.
                         (Name of Issuer)

                   RICHARDSON ELECTRONICS, LTD.
               (Name of Person(s) Filing Statement)

 7-1/4% Convertible Subordinated Debentures Due December 15, 2006
                  (Title of Class of Securities)

                            763165AB3
              (CUSIP Number of Class of Securities)

                         William G. Seils
                   Richardson Electronics, Ltd.
                      40W267 Keslinger Road
                         LaFox, IL 60147
                          (630) 208-2370
                          with copies to
          Scott Hodes                      Jay R. Schifferli
        Ross & Hardies                  Kelley Drye & Warren LLP
    150 N. Michigan Avenue                 Two Stamford Plaza
    Chicago, IL 60601-7567                  281 Tresser Blvd.
        (312) 750-2750                   Stamford, CT 06901-3229
                                              (203) 351-8023
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                        December 18, 1996
  (Date Tender Offer First Published, Sent or Given to Security Holders)

                    Calculation of Filing Fee
Transaction Valuation:  *$34,800,000          Amount of Filing Fee:   $6,960

_______________
*For purposes of calculating the filing fee pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, the market value of the 7-1/4% Convertible Subordinated Debentures due December 15, 2006 proposed to be acquired was established by multiplying 87%, the average of the high and low prices of such Debentures as reported on December 16, 1996 expressed as a percentage of principal amount, by $40,000,000, the maximum principal amount proposed to be accepted for exchange.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                      Filing Party:
Form or Registration No.:                    Date Filed:


                      TENDER OFFER STATEMENT


Item 1.  Security and Issuer.

     (a) The name of the issuer is Richardson Electronics, Ltd., a Delaware corporation ("Richardson Electronics" or the "Company") and its principal executive office is located at 40W267 Keslinger
Road, LaFox, Illinois 60147

     (b) The securities being sought are Richardson Electronics 7-1/4% Convertible Subordinated Debentures due December 15, 2006 (the
"Old Debentures") of which $70,825,000 in aggregate principal amount are outstanding and held by persons other than Richardson Electronics as of December 5, 1996. Richardson Electronics is offering to exchange $1,000 principal amount of its 8-1/4%
Convertible Senior Subordinated Debentures due June 15, 2006 (the
"New Debentures") for each $1,000 principal amount of Old
Debentures for not less than $25,000,000 and not more than $40,000,000 in aggregate principal amount of Old Debentures, subject to the Company's right, in its sole discretion, to accept a lesser or greater aggregate principal amount of Old Debentures for exchange (the "Exchange Offer"). Exchange offers will be made and exchanges will be accepted from any officer, director or affiliate of Richardson Electronics who owns Old Debentures and elects to exchange them under the same terms and conditions applicable to all Old Debenture holders under the offer.

     (c) The Old Debentures are traded in the over-the-counter market. The trading volume of the Old Debentures has been very limited. The following table sets forth the quarterly high and low average prices for the Old Debentures (expressed as a percentage of principal amount) for the indicated periods, as supplied by Forum Capital Markets L.P. The prices below do not necessarily reflect actual transactions and do not take into account all trading activities in the Old Debentures. On December 16, 1996 the Old Debentures were quoted in the over-the-counter market at 86 bid and 88 asked (expressed as a percentage of the principal amount). Debentureholders are strongly urged to obtain current market quotations for their Old Debentures.

                                       High      Low

     Fiscal Year Ended May 31, 1996

          First Quarter                 83        74

          Second Quarter                91        78

          Third Quarter                 88        85

          Fourth Quarter                88        83

     Fiscal Year Ending May 31, 1997

          First Quarter                 87        84

          Second Quarter                88        84

          Third Quarter
           (through December 16, 1996)  88        86


     (d)  Not applicable.



Item 2.  Source and Amount of Funds Or Other Consideration.

     (a) The Company is offering to exchange $1,000 principal amount of its 8-1/4% Convertible Senior Subordinated Debentures due June 15, 2006 (the "New Debentures") for each $1,000 principal amount of Old Debentures for not less than $25,000,000 and not more than $40,000,000 in aggregate principal amount of Old Debentures, subject to the Company's right, in its sole discretion, to accept a lesser or greater aggregate principal amount of Old Debentures for exchange (the "Exchange Offer"). No funds are being borrowed for the purpose of such Exchange Offer.

     (b)  Not applicable.


Item 3. Purpose of the Tender Offer and Plans or Proposals of the Issuer or Affiliate.

     See "Purpose and Effects of the Tender Portion of the Exchange Offer and The Proposed Amendments" on page 15 of the Offering Circular and Consent Solicitation dated December 18, 1996 attached hereto as Exhibit (a)(1) (the "Offering Circular"), which information is specifically incorporated herein by reference. Tendered Old Debentures accepted by Richardson Electronics in the exchange offer will be used to satisfy mandatory redemption requirements with respect to the Old Debentures in order of scheduled maturity or other redemption payments, if required. Tendered Old Debentures not so used, if any, will be delivered for cancellation to the Trustee under the Indenture pursuant to which the Old Debentures were issued.

     (a) Although the Company has no current intention to do so, it reserves the right in its sole discretion to purchase or make offers for any Old Debentures that remain outstanding subsequent to the Expiration Date or, as set forth under "Conditions of the Exchange Offer," to terminate the Exchange Offer and, to the extent permitted by applicable law, purchase Old
Debentures in the open market, in privately negotiated transactions or otherwise. Following consummation of the Exchange Offer, the terms of any such purchases or offers could differ from the terms of the Exchange Offer.

     (b)  Not applicable.

     (c)  Not applicable.

     (d)  Not applicable.

     (e)  Not applicable.

     (f)  Not applicable.

     (g)  Not applicable.

     (h)  Not applicable.

     (i)  Not applicable.

     (j)  Not applicable.


Item 4.  Interested Securities of the Issuer.

     Richardson Electronics has not effected and is not aware of any executive officer or director of Richardson Electronics, any person controlling Richardson Electronics or any executive officer or director of any corporation ultimately in control of Richardson Electronics having effected during the past 40 business days any transaction in the Old Debentures.


Item 5.  Contracts, Arrangements, Understandings or Relationships
With Respect to the Issuer's Securities.

     See "The Exchange Offer - Financial Advisor" on page 24 of the Offering Circular, which information is specifically incorporated herein by reference.


Item 6.  Persons Retained, Employed or To Be Compensated

     No persons have been or will be employed, retained or compensated by Richardson Electronics or by any person on behalf of Richardson Electronics to make solicitations or recommendations in connection with the Exchange Offer, except that regular employees of Richardson Electronics who will not receive additional compensation therefor, may solicit tenders and consents.


Item 7.  Financial Information

     (a)(1) The audited consolidated financial statements for the two fiscal years required to be filed with the Company's most recent annual report on Form 10-K are set forth on pages 14 through 23 on the Annual Report to Shareholders for the Company's fiscal year ended May 31, 1996 which was previously filed as part of the Company's Form 10-K for such year which is attached hereto as Exhibit (a)(1) and which are incorporated herein by reference.

     (a)(2) Unaudited balance sheets and condensed consolidated income statements and condensed consolidated statements of cash flows and related earnings per share amounts required to be included in the Company's most recent Quarterly Report on Form 10-Q are set forth on pages 3 through 6 on the Form 10-Q for the Company's quarterly period ending August 31, 1996, which was previously filed and is attached hereto as Exhibit (a)(1), which is incorporated herein by reference.

     (a)(3) See the ratio of earnings to fixed charges for the two most recent fiscal years and the interim periods ending August 31, 1995 and 1996 which are respectively are set forth on page 11 of the Offering Circular.

     (a)(4) Book value per share of the Company as of the most recent fiscal year end on May 31, 1996 was $5.32 and as of its latest interim balance sheet, provided in response to Item 7(a)(2) above, on August 31, 1996 was $5.45.

     (b)  Not applicable.


Item 8.  Additional Information.

     (a) None other than those reflected in the Company's Annual Report on Form 10-K for the period ending May 31, 1996 and its Proxy Statement for its Annual Meeting of stockholders held on October 1, 1996, both of which have been previously filed and are incorporated herein by reference and the Employment Agreement with Bruce K. Johnson which is filed herewith as Exhibit (c)(2) hereto.

     (b) None, except for compliance with the Securities Exchange Act of 1934 and Rule 13e-4 promulgated thereunder and compliance with applicable requirements of state securities or "blue sky" laws and compliance with the Trust Indenture Act of 1939.

     (c)  Not applicable.

     (d) None relating to the Exchange Offer. For information regarding other material litigation involving the Company see
"Litigation" on page 12 of the Offering Circular, which is incorporated herein by reference.

     (e) The Offering Circular should be read in its entirely and is incorporated herein by reference.

Item 9.  Material to be Filed as Exhibits.

     (a)(1)    Offering Circular and Consent Solicitation dated
December 18, 1996.

     (a)(2)    Consent and Letter of Transmittal.

     (a)(3)    Notice of Guaranteed Delivery.

     (b)       Not applicable.

     (c)(1)    Indenture dated as of December 15, 1996 and Form of
Debenture.

     (c)(2) Exchange Agreement dated as of December 16, 1996 between Richardson Electronics, Ltd. and American National Bank and Trust Company of Chicago as Exchange Agent.

     (c)(3) Letter agreement dated as of December 3, 1996 between Richardson Electronics, Ltd. and Forum Capital Markets L.P.

     (c)(4) Employment Agreement dated as of November 7, 1996 between Richardson Electronics, Ltd. and Bruce W. Johnson.

     (d)       Not applicable.

     (e)       Not applicable.

     (f)       None.

     23.       Consent of independent auditors.

     25. Form T-1 For Statements of Eligibility and Qualification Under The Trust Indenture Act of 1939 of Corporations Designated to
Act as Trustees,  American National Bank and Trust Company of
Chicago as Trustee.

                            Signature

     After due inquiry and to the best of my knowledge and belief
I certify that the information set forth in this statement is true, complete and correct.

December 18 , 1996
     Date

                                   Signature

                                  /s/ Edward J. Richardson
                                  Edward J. Richardson, Chairman,
                                  and Chief Executive Officer
                                   (Name and Title)